UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2025

Commission File Number: 001-41569

LANVIN GROUP HOLDINGS LIMITED

4F, 168 Jiujiang Road,

Carlowitz & Co, Huangpu District

Shanghai, 200001, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INCORPORATION BY REFERENCE

This current report on Form 6 - K is incorporated by reference into the registration statement on Form F-3 (No. 333-276476), the post-effective amendment No. 5 to Form F-1 on Form F-3 (No. 333-269150) and the registration statement amendment No. 1 on Form F-3 (No. 333-280891) of Lanvin Group Holdings Limited and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Lanvin Group Semi-Annual Report as of and for the Six Months Ended June 30, 2025
101.INS	Inline XBRL Instance Document-this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANVIN GROUP HOLDINGS LIMITED

By:	/s/ Kat Yu David, Chan
Name: Kat Yu David, Chan
Title: Chief Financial Officer

Date: September 9, 2025

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